

November 2, 2006

By U.S. mail and facsimile to (630) 572-8518

David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager
Norcross Safety Products LLC
2001 Spring Road, Suite 425
Oak Brook, IL 60523

>   **RE: Norcross Safety Products LLC**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 27, 2006**
>
>   **Form 10-Q for the quarter ended July 1, 2006**
>   **File No. 333-110531**

Dear Mr. Myers:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 17

1. We note your presentation of EBITDA and Adjusted EBITDA. We have the following comments:
    - You state that you use these non-GAAP measures to assess your liquidity position. Therefore, any indication that EBITDA and Adjusted EBITDA

are used as performance measures should be eliminated. In future filings, delete the phrase "net income" from your sentence in footnote (2) on page 18 "EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined by GAAP…" Also, delete the subtotal Net (loss) income in your reconciliation of Adjusted EBITDA and EBITDA to Net cash provided by operating activities as this line item does not appear to be relevant to your non-GAAP liquidity measure.

- We note that you have eliminated $13.5 million management incentive compensation in determining Adjusted EBITDA for the year ended December 31, 2005. As indicated in Item 10(e)(ii)(A) of Regulation S-K, we note that it is not appropriate to exclude charges that required or will require cash settlement from non-GAAP liquidity measures. Please ensure that future filings do not present non-GAAP liquidity measures that eliminate such charges.

Management's Discussion and Analysis, page 20

Critical Accounting Policies, page 21

2. We note your belief that since you use the lower end of the range of multiples when performing your impairment test a decline in acquisition and trading multiples of comparable personal protection equipment companies will not affect the result of your impairment test. However, we assume that such a range of multiples could decline below the lower end of the range such that you may be required to assume a lower multiple. Accordingly, in future filings, please disclose the range of multiples used for each of your reporting units and provide a sensitivity analysis of a one point decrease in the multiple for each reporting unit.

3. Please tell us supplementally and revise future filings to identify and clarify the nature of your reporting units. That is, are your reporting units operating segments or components of your operating segments? Also, if you have aggregated components of an operating segment into a single reporting unit clarify in future filings and provide us with supplemental information to support such aggregation. Refer to paragraph 30 of SFAS 142.

4. It is unclear to us why you have not identified your accounting for pensions as a critical accounting policy. If this is a critical estimate to your consolidated financial statements, please expand future filings to discuss this accounting and address the fact that certain assumptions, such as the discount rate and expected long-term rate of return, can have significant effects on the amounts reported for net periodic pension cost and the related benefit obligations. Disclose the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan

assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 8.5%. Expand your disclosures to help readers understand why you believe 8.5% is a reasonable rate of return in light of your plan asset allocation of 60% equity securities and 40% debt securities. Additionally address why your discount rate required a downward revision for the periods presented. Please provide us with your proposed future disclosures.

Results of Operations, page 23

5. We note that you combine the results of operations for the Predecessor and Successor periods. As you note in your filing, these two periods are not comparable due to the Norcross Transaction. Therefore, the results should not be discussed on a combined basis. In future filings, discuss your fiscal year 2005 historical results of operations on a separate Predecessor and Successor basis in your Management's Discussion and Analysis.

Combined Year Ended December 31, 2005 as Compared to Year Ended December 31, 2004, page 25

6. Your gross profit discussion indicates that in 2004 and 2005 you recorded $1.2 million and $4.1 million increases to your reserve for excess and obsolete inventory. Tell us supplementally and revise future filings to (i) address the nature of the underlying inventory, (ii) the reasons such inventory was deemed to be excess or obsolete, and (iii) if you still have related inventory still on hand in excess of the reserves you provided, quantify such amounts and indicate how you determined such amounts are recoverable.

Financial Statements

Consolidated Statements of Operations, page 36

7. We note that you separately presented management incentive compensation on your consolidated statements of operations. In future filings, please include this compensation expense within its related line or tell us why you believe it is appropriate to separately reflect this compensation expense in your statements of income. If you continue to provide separate consolidated statements of income classification for this expense, the presentation must be transparent as to how those charges relate to other line item classifications. Specifically, you may:

- Parenthetically note on the appropriate line item, such as SG&A, the amount of compensation that is included in that line item without having a separate classification for the charge;
- Parenthetically note the amount of the charge excluded from the line item, SG&A for example, because it is presented as a separate line item; or

- Break out the charge from other charges within a specific expense classification.

8. As indicated in Management Discussion and Analysis, we note that you are including your gains and losses on property plant and equipment sales in the line item Other, net and that this line item is below your income from operations. In future filings, please revise to include these amounts within income from operations as required by paragraph 45 of SFAS 144.

2. Transactions, page 39

9. We note that on July 19, 2005 Safety Products purchased all of the outstanding membership units of the Company and all of the outstanding common stock of NSP Holdings Capital Corp. ("NSP Capital"). We do not see any further discussion of this entity. Has this entity been renamed Norcross Capital Corp? If so, please clarify in future filings. If not, please provide us supplementally and revise future filings to include additional information for this entity, including how it is reflected in your consolidated financial statements.

4. Significant Accounting Policies, page 42

Inventories, page 42

10. We note that inventories valued at first in, first out (FIFO) cost accounted for approximately 69% and 64% of your inventories at December 31, 2004 and 2005, respectively, and all other inventories were valued using last in, first out (LIFO) cost. Tell us supplementally and revise future filings to address the appropriateness of accounting for your inventories using two different valuation methodologies.

Goodwill and Other Intangibles, page 43

11. We note that you have determined your brand names intangible asset has an indefinite life. Please address the following comments:
   - Tell us supplementally and disclose in future filings your basis for determining the brand names have indefinite lives. In this regard, we note that prior to the Norcross Transaction, the predecessor was amortizing the majority of its trade names and trademarks over a period of 8 to 15 years. As such please tell us how you applied the guidance in paragraph 11 of SFAS 142 and Appendix A of SFAS 142. Please note that this analysis must consider the reasons why these trade names and trademarks were previously amortized over less than 40 years and the continuing relevance of those considerations.

- Tell us supplementally and disclose in future filings the method(s) you use to determine the fair value of your brand names. Ensure you include a discussion herein or within your critical accounting policies section to identify the related units of accounting for testing your brand names for impairment pursuant to paragraph 17 of Statement 142 and EITF 02-7, the material assumptions used and the sensitivity of those assumptions. Provide us your proposed disclosures for future filings.

11. Legal Proceedings, page 56

12. We note that as of December 31, 2004 the Predecessor had recorded a $1.25 million reserve for respiratory claims and that as of December 31, 2005 the Company increased that reserve to $5.0 million. We also note that the Company recorded the increase in this reserve as part of the purchase price allocation process associated with the Norcross Transaction as this increase represented a decision by new ownership to negotiate the Company's participation in a joint defense group with the prior owners of North Safety Products. We also note that the Company further increased the reserve to $7.0 million during the six months ended June 30, 2006. Please address the following:

- Help us to understand why new ownership negotiated the Company's participation in a joint defense group.

    o Address whether the new ownership believed that, notwithstanding the indemnity agreements and the $1.25 million reserve, final judgments or settlements could result in losses in excess of the reserve. If so, please address the need to revise the Predecessor financial statements.
    o Provide a time line that fully details when and why the new ownership decided to negotiate the participation in a joint defense group. Clarify whether there were any changes in the facts and circumstances that occurred subsequent to the Norcross Transaction date that led the new ownership to enter into this agreement. As indicated in your Form 10-Q for the quarter ended June 30, 2006 it wasn't until July 1, 2006 that the Company effectively entered into the joint defense agreement We note that the effective date of this agreement is almost a year after the Norcross Transaction.
    o Address the indemnity agreements in place at the date of acquisition under which Invensys (for losses and claims relating to products sold prior to October 1998) and Norton (for losses and claims relating to products sold prior to January 10, 1983) are contractually obligated to indemnify the Company.

- o Address the Predecessor's management belief that "It is possible that the Company may incur liabilities in an amount in excess of amounts currently reserved. However, taking into account currently available information, historical experience, and the Company's indemnification from Invensys, but recognizing the inherent uncertainties in the projection of any future events, the Company believes that these suits or claims should not result in final judgments or settlements in excess of its reserve."
- o Address the activity related to the lawsuits since 2003 which seems to indicate a decrease in plaintiffs.
- Clarify how you determined the appropriateness of your reserve as of December 31, 2005 and June 30, 2006. In doing so, please address the following:
  - o The terms of the joint defense agreement caps your required payments of defense costs associated with defending the Company and the prior owners of the North Safety Products business at $525,000, 960,000 and $1 million for the period from July 1, 2006, through December 31, 2006, the year ended December 31, 2007 and the year ended December 31, 2008. We also note that you agreed to pay Invensys $200,000 related to certain settled claims. Given the fact that the aggregate of these defense costs and claims is significantly less than the $5 million accrued as of December 31, 2005 and the $7 million accrued as of June 30, 2006, tell us supplementally and expand your disclosures in future filings to address why it was necessary to increase the reserve by more that the amount required under the joint defense agreement. In this regard, also address the fact that as of December 31, 2005 and June 30, 2006 the Company discloses its belief that Invensys had the ability to pay for the claims covered under the indemnity agreement.
  - o Tell us supplementally and clarify in future filings the nature of "the defense costs associated with defending the Company and prior owners of North Safety Products". Do these costs include the cost of settlement?
  - o Tell us supplementally and clarify in future filings how you determined the appropriateness of a 5 year projection of claims and defense costs is the most reasonable approach. Given the significant assumptions underlying your accrual, it would appear to us that the discussion of this reserve should be discussed in your Critical Accounting Policies. Please provide us with proposed future disclosures.

       o   Provide for us supplementally and revise future filings to separately present the activity related to (i) the lawsuits which allege exposure prior to October 1998, (ii) lawsuits which allege exposure including periods pre and post October 1998 and (iii) lawsuits with exclusive post October 1998 exposure, if any.

       o   Clarify the amount of the reserves as of December 31, 2005 and June 30, 2006 as they relate to the three different exposure periods.

13. Related Party Transactions, page 58

13. We note that the Predecessor funded certain operating expenses of its parent, NSP Holdings. Tell us the nature of NSP Holdings' operations. Individually quantify the debt obligations, equity redemptions and operating expenses of NSP Holdings that the Predecessor funded. Clarify how the debt obligations arose, to whom equity redemptions were made and whether the operating expenses were incurred on behalf of the Predecessor. Also address the nature of the tax distributions of NSP Holdings. Address the need to recognize these transactions in the Predecessor's historical financial statements. Refer to SAB Topic 1.B.

14. Similarly, we note that the Company funded certain operating expenses and tax obligations of Safety Products, which were recorded as dividends through retained earnings. In light of the fact that Safety Products is a holding company formed for the acquisition of the Company, tell us why the operating expenses and tax obligations of Safety Products do not need to be allocated to the Company. Refer to SAB Topic 1.B.

15. As indicated under the caption "Payments to Management in Connection with Issuance of Senior Pay in Kind Notes" on page 84 of the filing, we note that the Predecessor's parent, NSP Holdings, used $60.0 million of the proceeds from the offering of its senior pay in kind notes to make payments in respect of its preferred units. We also note that three of such equity holders were management of the Predecessor. Tell us more about the preferred units, when these payments were made and why NSP was required to make such payments.   Confirm that the amounts received by management were based on the same terms as the other equity holders. Tell us whether or not these payments impacted the Predecessor's financial statements.

16. As indicated under the caption, "Arrangements with Management" on page 84 of the filing, we note that two members of management purchased common equity in Safety Products. Tell us how the purchase price of the capital stock was determined. If the purchase price was less than the stock's fair value, tell us what consideration you gave to recognizing compensation expense in the Company's financial statements.

14. Segment Data, page 58

17. We note that you have identified three operating segments and have presented those operating segments as your reportable segments pursuant to SFAS 131. We also note that your general safety and preparedness segment represents a significant portion of your consolidated revenues and income from operations. In order for us to fully understand the appropriateness of your segment reporting, please provide us with a copy of the financial information that your chief operating decision maker (CODM) regularly reviews and uses to assess performance and allocate resources.

20. Management Incentive Compensation

18. You indicate on page 77 of your filing that prior to the Norcross Transaction, the Predecessor had outstanding options to purchase units of NSP Holdings and unit appreciation rights (UARs). Tell us why the Predecessor financial statements do not disclose these securities, including details of the underlying terms of such securities and their respective accounting.

19. We also note that as a result of the Norcross Transaction the options and UARs were cancelled in exchange for a portion of the proceeds of the acquisition. Clarify whether these payments are included in the $13.5 million management incentive compensation. If not, tell us how you accounted for this transaction and identify the accounting literature that supports your accounting.

Form 10-Q for the period ended July 1, 2006

4. Management Incentive Compensation, page 5

20. Tell us and revise future filings to clarify how you determined the underlying fair value of Safety Product's common stock. Also disclose the exercise price for the options issued.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Branch Chief